
PROCESSING
RECEIVED
SEC MAIL
MAY 07 2007
SECTION
209
WASH., D.C.



07006270

ES
ECOMMISSION
20549

BB 6/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 66852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Panattoni Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8401 Jackson Road
(No. and Street)

Sacramento	California	95826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick G. Ferrara (916) 383-8004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tate, Propp, Beggs & Sugimoto
(Name – *if individual, state last, first, middle name*)

1545 River Park Drive, Suite 375	Sacramento	California	95815-4614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/13

OATH OR AFFIRMATION

I, Frederick G. Ferrara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Panattoni Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



S. JAVADINEJAD
Commission # 1692585
Notary Public - California
Sacramento County
My Comm. Expires Sep 8, 2010

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PANATTONI SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2006 and 2005

tpbs

PANATTONI SECURITIES, INC.

CONTENTS

tpbs

Tate, Propp, Beggs
Sugimoto

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Panattoni Securities, Inc.
Sacramento, California

We have audited the accompanying statements of financial condition of Panattoni Securities, Inc., as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panattoni Securities, Inc., as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



An Accountancy Corporation

February 21, 2007
Sacramento, California

A Professional Corporation
1545 River Park Drive, Suite 375
Sacramento, CA 95815-4614

Phone (916) 929-1006
FAX (916) 929-0879
www.tpbs.com

tpbs

PANATTONI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

Current assets:	2006	2005
Cash	$ 288,938	$ 126,225
Accounts receivable	70,185	63,750
Deposits	3,326	-
Prepaid expenses	1,755	5,081
Total current assets	364,204	195,056
Property and equipment, net	9,557	13,578
Total Assets	$ 373,761	$ 208,634

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current liabilities:		
Accounts payable	$ 96,790	$ 4,759
Stockholder's Equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	210,000	210,000
Retained earnings (deficit)	56,971	(16,125)
Total stockholder's equity	276,971	203,875
Total Liabilities and Stockholder's Equity	$ 373,761	$ 208,634

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Fees and commissions	$ 745,432	$ 317,675
Other income	-	214
Total revenue	745,432	317,889
Expenses:		
Conferences and training	2,873	2,548
Consulting	54,297	45,591
Copy and fax charge	-	543
Depreciation	4,021	2,367
Dues and subscriptions	19,059	7,170
Health insurance	7,547	3,320
Insurance - fidelity bond	368	361
Insurance	32,451	13
Legal and accounting	48,404	2,370
License and permits	-	8,600
Office supplies and expenses	2,977	1,384
Organization costs	-	2,902
Other expenses	1,470	54
Outside services	24,888	6,039
Payroll taxes and service	14,029	8,208
Postage	3,911	2,466
Rent	18,000	12,000
Salaries and wages	249,667	89,167
Software and IT management	1,055	2,511
Taxes	825	-
Telephone	5,291	6,227
Travel and meals	11,203	9,030
Total expenses	502,336	212,871
Net income	$ 243,096	$ 105,018

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	Common Stock				
	Shares	Amount	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2004	1,000	$ 10,000	$ 10,000	$ (20,000)	$ -
Capital contributions	-	-	200,000	-	200,000
Distributions to stockholder	-	-	-	(101,143)	(101,143)
Net income	-	-	-	105,018	105,018
Balance, December 31, 2005	1,000	10,000	210,000	(16,125)	203,875
Capital contributions	-	-	-	-	-
Distributions to stockholder	-	-	-	(170,000)	(170,000)
Net income	-	-	-	243,096	243,096
Balance, December 31, 2006	1,000	$ 10,000	$ 210,000	$ 56,971	$ 276,971

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities:		
Cash received from customers	$ 738,997	$ 254,139
Cash paid to vendors and employees	(405,484)	(210,026)
Income taxes paid	(800)	(800)
Net cash provided by operating activities	332,713	43,313
Cash Flows from Investing Activities:		
Purchase of property and equipment	-	(15,945)
Cash Flows from Financing Activities:		
Additional paid-in capital	-	200,000
Distributions to stockholder	(170,000)	(101,143)
Net cash provided by (used in) financing activities	(170,000)	98,857
Net increase in cash	162,713	126,225
Cash, beginning of year	126,225	-
Cash, end of year	$ 288,938	$ 126,225

	2006	2005
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net income	$ 243,096	$ 105,018
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,021	2,367
Increase in accounts receivable	(6,435)	(63,750)
Increase in prepaid expenses	-	(5,081)
Increase in accounts payable	92,031	4,759
Net cash provided by operating activities	$ 332,713	$ 43,313

The accompanying notes are an integral part
of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Panattoni Securities, Inc., (the Company) was incorporated on July 12, 2005 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company has been formed to assist Panattoni Development Company, LLC (PDC), a California limited liability company, in the private placement of equity in real estate assets to be developed, owned, operated and sold by PDC. These private placement offerings are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933. The Company does not engage in the underwriting of securities, retail brokerage, or securities custodial services.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable
Management believes that all accounts receivable as of December 31, 2006 were fully collectible; therefore, no allowance is recorded.

Property and Equipment
Property and equipment is stated at historical cost and the Company provides for depreciation over the estimated useful lives of the assets using the accelerated double declining balance method. The estimated lives of these assets range from 5 to 7 years.

Maintenance and repairs are charged to expense as incurred. Renewals and betterments, which extend the useful lives of assets, are capitalized.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

S Corporation - Income Tax Status
The Company has elected S Corporation status for federal and state income tax purposes under Internal Revenue Code Section 1362 and California Revenue and Taxation Code Section 23801, respectively, whereby all items of income and expense flow through to the individual stockholders. The Company is, however, subject to the greater of a minimum state franchise tax or a 1 ½% state income tax.

Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2006 and 2005 is summarized as follows:

	2006	2005
Office furniture and equipment	$ 15,945	$ 15,945
Less accumulated depreciation	6,388	2,367
Property and equipment, net	$ 9,557	$ 13,578

NOTE 4: OPERATING LEASE

On July 1, 2004, the Company entered into an agreement to sublease office space from Panattoni Law Firm, a California corporation, under the control of a common stockholder. The terms of the agreement provided for a lease term commencing July 1, 2005 and terminating June 30, 2006 at a monthly rent of $2,000. Total rent expense for the year ended December 31, 2006 and 2005 were $18,000 and $12,000, respectively.

NOTE 5: REVENUE SOURCE CONCENTRATION

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by Panattoni Development Company, LLC (PDC). All of the Company's business is obtained through referrals from PDC. Thus, the Company's revenue is dependent on continued referrals and real estate projects from PDC.

SUPPLEMENTARY INFORMATION

PANATTONI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital requirement, the greater of:		$ 6,452
6-2/3% of aggregate indebtedness	$ 6,452	
Minimum dollar requirement	5,000	
Net capital		192,148
Excess net capital		$ 185,696
Aggregate indebtedness	96,790	
Excess net capital at 100% (net capital, less 10% aggregated indebtedness)	$ 182,469	
Ratio of aggregate indebtedness to net capital	50.37%	
Ratio of subordinated indebtedness to debt/equity total	N/A	
120% of required net capital		$ 7,742
Net capital in excess of 120% of required net capital		$ 184,406
Total assets		$ 373,761
Less: total liabilities		96,790
Net worth		$ 276,971
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 84,823	
Other deductions or charges	-	
Excess fidelity bond deductible	-	
Total deductions from and/or charges to net worth		84,823
Net capital before haircuts on securities positions		$ 192,148
Haircuts on:		
Certificates of deposit and commercial paper	$ -	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Other positions	-	
Undue concentrations	-	
Total haircuts		-
Net capital		$ 192,148

PANATTONI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2006

Non-allowable assets:		
Accounts receivable	$	70,185
Deposits		3,326
Prepaid expenses		1,755
Property and equipment, net		9,557
Total non-allowable assets	$	84,823
Other deductions or charges:		
Fidelity bond deductible:		
Minimum net capital requirement	$	5,000
Fidelity bond coverage requirement	$	6,000
Fidelity bond deductible allowed *	$	5,000
Fidelity bond deductible	$	5,000
Excess fidelity bond deductible	$	-

* greater of (i) 10% of amount of coverage required or (ii) $5,000

Net capital as shown on the Focus IIA Report, as of December 31, 2006	$285,149
Less: Salaries Payable	($93,001)
Net capital as shown on the annual audit	$192,148

NOTES TO SCHEDULE I

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Tate, Propp, Beggs
Sugimoto

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Panattoni Securities, Inc.
Sacramento, California

In planning and performing our audit of the financial statements of Panattoni Securities, Inc., (the Company), for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

A Professional Corporation
1545 River Park Drive, Suite 375
Sacramento, CA 95815-4614

Phone (916) 929-1006
FAX (916) 929-0879
www.tpbs.com

tpbs

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Tate, Propp, Beggs & Sugimoto
An Accountancy Corporation

February 21, 2007
Sacramento, California

END

tpbs